4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

Results From Medicure’s MEND-1 Trial Published in
American Journal of Cardiology

WINNIPEG, Manitoba – September 23, 2003. Medicure Inc. (TSX:MPH), a cardiovascular drug discovery and development company, is pleased to announce that the results from its Phase II clinical trial of the cardioprotective effects of MC-1, called MEND-1, have been published in the current issue of The American Journal of Cardiology (Volume 92). The article is entitled “Reduction of Myocardial Ischemic Injury Following Coronary Intervention: The MC-1 to Eliminate Necrosis and Damage Trial”. The publication presents further detail, background information and analysis of the MEND-1 study.

The trial was a randomized, placebo-controlled, blinded study, which evaluated the extent of damage to the heart muscle caused by ischemia and ischemic reperfusion injury in 60 high-risk cardiovascular patients undergoing angioplasty, and who were at increased risk for cardiac damage. Damage to the heart was assessed by quantifying the release of the cardiac enzyme CK-MB, commonly used to diagnose myocardial infarct (heart attack). Treatment with MC-1 significantly reduced the release of CK-MB following angioplasty.

The MEND-1 clinical study was conducted at sites in Canada and the United States and was managed by the Duke Clinical Research Institute (DCRI) in Durham, North Carolina, a recognized leader in cardiovascular clinical trials, clinical drug research and the evaluation of novel therapeutics.

“The success of the Phase II trial is a reflection of the expertise and commitment of all of the scientists at the DCRI, the other sites used in the trial and the Medicure staff,” said Albert D. Friesen, PhD, Medicure President & CEO. “Recognition of their efforts in The American Journal of Cardiology is a testament to the hard work and dedication of all who were involved in the trial. We are proud to have Medicure and the MEND-1 trial recognized in this prestigious publication.”

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine. The Company’s lead drug, MC-1, is focused on the prevention and treatment of ischemia, ischemic reperfusion injury, and stroke. The cardiovascular and stroke market is the largest pharmaceutical sector with annual global sales of over US $70 billion.

The Company’s second product candidate, MC-4232, is being targeted for the treatment of hypertension, a common disorder in which blood pressure remains abnormally high. Approximately 73% of the more than 50 million adult Americans who have hypertension, are not adequately treated.

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics and anti-thrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Derek Reimer	Don Bain
Chief Financial Officer	Director of Investor & Public Relations

Tel. 888-435-2220 Fax 204-488-9823 E-mail: info@medicureinc.com Web: www.medicureinc.com